SEANERGY MARITIME HOLDINGS CORP.
16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece
 Tel: +30 210 8913507

November 16, 2017

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:         Seanergy Maritime Holdings Corp.
                Registration Statement on Form F-1 (File No. 333-221058)

Ladies and Gentlemen:

On November 14, 2017, the undersigned registrant requested acceleration of the effectiveness of the above captioned registration statement so that it would be made effective at 4:01 p.m. Eastern Standard Time on November 15, 2017, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended.  The undersigned registrant hereby withdraws such request.
Should you have any questions regarding this request, please do not hesitate to contact Gary J. Wolfe at (212) 574-1223 or Will Vogel at (212) 574-1607 of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours truly,

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer

November 16, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: J. Nolan McWilliams

Re:          Seanergy Maritime Holdings Corp.
Registration Statement on Form F-1
Filed October 20, 2017, as amended
File No. 333-221058

 Ladies and Gentlemen:

On November 15, 2017, we, as the underwriters in the offering of common shares of Seanergy Maritime Holdings Corp., filed a letter with the Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (the "Registration Statement") so that it may be declared effective on November 16, 2017, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable. We are no longer requesting that the Registration Statement be declared effective at such time and hereby formally withdraw our request for acceleration of the effective date to such time.

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[signature page follows]

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Head of Investment Banking, Executive Managing Director